

Mail Stop 6010

September 19, 2008

Mr. Richard Bjorkman
Chief Financial Officer
Sutura, Inc.
17080 Newhope Street
Fountain Valley, California 92078

      Re: **Sutura, Inc.**
              Form 10-K for the Year Ended December 31, 2007
              Filed April 15, 2008
              Form 10-Q for the Quarterly Period Ended June 30, 2008
              File No. 000-31337

Dear Mr. Bjorkman:

      We have reviewed your response dated August 22, 2008 have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2007

Item 8A. Controls and Procedures, page 22

1.   We note your response to prior comment 3 and your conclusions regarding internal control over financial reporting in the Form 10-KSB which are presented in accordance with Item 308T of Regulation S-B. Please amend your December 31, 2007 Form 10-KSB to also include the conclusions required by Item 307 of Regulation S-B regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

Consolidated Financial Statements, page F-1

Note 2. Basis of Presentation, page F-8

Earnings per Share, page F-10

2.   We note your response to prior comment 6. Please revise future filings to disclose all securities (including those issuable pursuant to contingent stock agreements) that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period(s) presented in accordance with paragraph 40(c) of SFAS 128.

Note 13. Convertible Notes Payable, page F-18

3.   We note your response to prior comment 10. It appears based on your disclosures in the Form 10-KSB that you still had an unamortized debt discount remaining at December 31, 2007. Please tell us how much, if any, unamortized debt discount relating to the Whitebox I, II or III loans remained as of July 1, 2007, the date that amended the terms of the debt and how you accounted for this unamortized debt discount. Discuss how your accounting is consistent with the accounting in EITF 96-19 and paragraph 16 of SFAS 140.

Note 24. Warrants, page F-33

4.   We note in your response to prior comment 14 you state that "[t]he Whitebox affiliates have agreed that they would limit the conversion of their debt into shares of common stock of the Company so that the amount of shares issued to the Whitebox affiliates upon such conversions, as a group, would not cause the Company to have insufficient authorized and unissued shares to settle the conversion of all outstanding convertible notes and the exercise of all outstanding options and warrants." Please tell us whether the agreement with Whitebox is a written agreement and, if so, provide us with the excerpt of the terms stating that Whitebox will limit its conversions.

Note 25. Litigation Settlement, page F-34

5. We note in your response to prior comment 15 that the payables were beyond applicable statute of limitations periods and that the creditors could no longer judicially enforce collection of such obligations. Please tell us the legal basis for your conclusions that these debts have been extinguished in accordance with SFAS 140, including whether you obtained an opinion from legal counsel.

Exhibits 31.1 and 31.2

6. Please tell us when you intend to amend your Form 10-KSB and Form 10-QSB to include the revised certifications discussed in your response letter filed August 22, 2008. In this regard, please note that the amendment to the Form 10-QSB for the quarter ended March 31, 2008 should be filed on Form 10-Q/A.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Consolidated Statements of Cash Flows

7. Please tell us why you classified sales of marketable securities as a financing activity and how this is in accordance with paragraph 17 of SFAS 95.

Note 2. Summary of Significant Accounting Policies

– Segment Reporting

8. We note your response to prior comment 8 and the revised disclosures presented here. You disclose here long-lived assets in Europe of $5,091 as of June 30, 2008. However, your total long-lived assets on the consolidated balance sheet are significantly higher. Please revise future filings to reconcile from the disclosure here to the amounts presented on the balance sheet. In this regard, you could revise the disclosure in future filings to say, if true, that the remaining long-lived assets of $X were located in the United States.

Note 4. Marketable Securities and Certificates of Deposit

9. We note your response to prior comment 1. We further note your disclosure here that "[you] have received confirmation from [your] bank that all auction rate securities will be liquidated at par within the next 12 months." With a view toward future disclosure, please explain this disclosure to us in greater detail as it relates to your ability to recover full par value of the securities within the next 12 months. Discuss the role that the bank plays in your auction rate securities (i.e., if they are the issuer, broker, etc.). Clarify if the communications from the bank represent offers to purchase the auction rate securities you hold.

Note 5. Fair Value Measurements

10.   We note your disclosure here that the auction rate preferred securities represent a 'Level 1' fair value measurement based on the guidance in SFAS 157. In light of your disclosures in Note 4 regarding the auction failures that have occurred since February 2008, please explain to us in greater detail what observable active markets you used to determine fair value for these securities.

11.   Further to the above, in light of the current illiquidity in the auction rate markets, please explain to us in greater detail why you believe there has not been any decline in the fair value of the auction rate securities that you hold. Revise your discussion in MD&A in future filings to specifically address how the current market conditions impacted your determination of the fair value of the auction rate securities that you hold.

12.   You state here that 'investment instruments valued using Level 2 inputs include investment-grade corporate debts, such as bonds and commercial paper.' However, in the table beneath, it appears that you have valued all of your investments, including corporate bonds, using Level 1 inputs. Please revise future filings to clarify this disclosure.

Exhibits 31.1 and 31.2

13.   We note that throughout the certifications filed as Exhibits 31.1 and 31.2, you refer to the "smaller reporting company" rather than the "registrant." Please note that the required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Please revise the certifications in future filings to include certifications in the exact form currently set forth in Item 601(b)(31) of Regulation S-K.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief